CoPeace, PBC

Financial Statements

For the Period May 30, 2018 (Inception) to December 31, 2018

COPEACE, PBC

Table of Contents

CoPeace, PBC
Balance Sheet

		December 31, 2018
ASSETS		
Current assets:		
Cash	$	115,594
Prepaid offering costs		80,618
Total current assets		196,212
TOTAL ASSETS	$	196,212
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$	16,559
Accrued expenses		138,450
Due to related party		87,916
Total current liabilities		242,925
Commitments and contingencies (Note 5)		
Redeemable series A preferred stock, $100 par value; 50,000 shares authorized; 1,500 shares issued, and outstanding at December 31, 2018		150,812
Subscriptions receivable - redeemable Series A preferred stock		(50,000)
Stockholders' deficit:		
Common stock, par value of $0.001 per share; 400,000 shares authorized 400 shares issued and outstanding as of December 31, 2018		—
Additional paid-in capital		153,105
Accumulated deficit		(300,630)
Total Stockholders' Deficit		(46,713)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	196,212

See accompanying notes to financial statements

CoPeace, PBC
Statement of Operations

		For the Period May 30, 2018 (Inception) to December 31, 2018
Revenue, net	$	—
Cost of revenue		—
Gross profit		—
Operating expenses:		
Salaries and benefits		221,612
Professional fees		14,384
General and administrative		63,822
Total operating expenses		299,818
Net loss	$	(299,818)
Net loss per share, basic and diluted	$	(765)
Weighted average shares used to compute Net loss per share, basic and diluted		392

See accompanying notes to financial statements

CoPeace, PBC

Statements of Redeemable Series A Preferred Stock and Stockholders' Equity (Deficit)

	Redeemable Convertible Preferred Stock		Subscription	Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Receivable	Shares	Amount	Capital	Deficit	Deficit
Balance—May 30, 2018 (Inception)	—	$ —	$ —	—	$ —	$ —	$ —	$ —
Issuance of common stock	—	—	—	384	—	149,825	—	149,825
Issuance of series A preferred stock	1,500	150,000	—	—	—	—	—	—
Issuance of shares of common stock related to compensation	—	—	—	16	—	3,280	—	3,280
Subscription Receivable	—	—	(50,000)					
Accrued dividends		812	—	—	—	—	(812)	(812)
Net loss	—	—	—	—	—	—	(299,818)	(299,818)
Balance—December 31, 2018	1,500	$ 150,812	$ (50,000)	400	$ —	$ 153,105	$ (300,630)	$ (147,525)

See accompanying notes to financial statements

CoPeace, PBC

Statement of Cash Flows

		For the Period May 30, 2018 (Inception) to December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(299,818)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation		3,280
Changes in operating assets and liabilities:		
Prepaid offering costs		(80,618)
Accounts payable and accrued expenses		155,009
Net cash used in operating activities		(222,147)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from related party		87,916
Proceeds from sale of common stock		149,825
Proceeds from sale of Series A preferred stock		100,000
Net cash provided by financing activities		337,741
NET CHANGE IN CASH		115,594
CASH — BEGINNING OF PERIOD		—
CASH — END OF PERIOD	$	115,594
Cash paid for		
Interest	$	—
Income taxes	$	—
Non-cash Investing and Financing Activities:		
Stock subscription receivable – Series A preferred stock	$	50,000

See accompanying notes to financial statements

Note 1. Description of Business

CoPeace, PBC (the Company) was formed in 2018 as a Delaware Public Benefits Corporation.

The Company is a Delaware public benefit corporation on a mission to harness responsible and sustainable free enterprise through careful investments that fit established, measured criteria for good. The Company will invest in or otherwise support other organizations that are solving environmental or societal problems, and that are operating in a manner that respects the interests of their respective stakeholders. The Company, which earned Pending B Corp2 status on June 7, 2018, plans to use B Corp themes to guide its investments in early stage and small success entities. As further explained on the B Corp website, B Corps are "for-profit companies certified by the nonprofit B Lab to meet rigorous standards of social and environmental performance, accountability, and transparency.

The Company intends to be a modern holding company investing in and managing businesses the Company believes will be profitable and that additionally provide measured good works and impact across a variety of issue areas. The Company plans to leverage the experience of its management in marketing and media to build bold and creative marketing campaigns, utilizing complementary strategies and stories among and between its portfolio holdings ("Portfolio Holdings") where applicable, and to build cooperative success among its Portfolio Holdings. The Company intends to methodically grow its holdings, starting in the 1st quarter of 2019. Several potential Portfolio Holdings are in the process of being evaluated, initially focusing on opportunities surrounding issues of climate change, economic inequality, and clean technology, and other opportunities consistent with the mission of the Company.

Note 2. Going Concern

During the period May 30, 2018 (inception) to December 31, 2018, the Company had a net loss of $300,630, negative cash flow from operations of $222,147, and working capital deficit of $46,713.

Whether, and when, the Company can attain profitability and positive cash flows from operations is uncertain. The Company is also uncertain whether it can obtain financing to complete investments the Company is pursuing. These uncertainties cast significant doubt upon the Company's ability to continue as a going concern.

The Company will need to raise capital in order to fund its operations. This need may be adversely impacted by uncertain market conditions, approval by regulatory bodies, and loss on investments. To address its financing requirements, the Company is seeking financing through equity financings. The outcome of these matters cannot be predicted at this time.

Note 3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification.

Prepaid Expenses

Prepaid offering costs include legal retainers and costs related to the Company's planned stock offering.

Income Taxes

The Company accounts for income taxes under ASC 740 "Income Taxes" which codified SFAS 109, "Accounting for Income Taxes" and FIN 48 "Accounting for Uncertainty in Income Taxes – an Interpretation of the Financial Accounting Standards Board, or the FASB, Statement No. 109." Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

GAAP defines fair value as the exchange price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures its financial assets and liabilities at fair value at each reporting period using an estimated fair value hierarchy which requires the Company to the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

- Level 1 — Observable inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2 — Observable inputs are quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices which are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments; and

- Level 3 — Unobservable inputs which are supported by little or no market activity and which are significant to the fair value of the assets or liabilities. These inputs are based on our own assumptions used to measure assets and liabilities at fair value and require significant management judgment or estimation

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company's balance sheets include the following financial instruments: cash, accounts payable, and accrued expenses. We consider the carrying values of our short-term financial instruments to approximate fair value because they generally expose the Company to limited credit risk, because of the short period of time between origination of the financial assets and liabilities and their expected settlement, or because of their proximity to acquisition date fair values.

Stock-Based Compensation

Stock-based compensation awards, including restricted stock awards, are recorded at estimated fair value on the awards' grant date, based on estimated number of awards that are expected to vest. The grant date fair value is amortized on a straight-line basis over the time in which the awards are expected to vest, or immediately if no vesting is required. Share-based compensation awards issued to non-employees for services are recorded at either the fair value of the services rendered or the fair value of the share-based payments whichever is more readily determinable. The fair value of restricted stock awards is based on the fair value of the stock underlying the awards on the grant date as there is no exercise price.

Segments

Management has determined that it currently operates in one segment. The Company's chief operating decision maker reviews financial information on a consolidated basis, together with certain operating and performance measures principally to make decisions about how to allocate resources and to measure the Company's performance.

Revenue Recognition

The Company has adopted ASC 606. The Company currently recognizes revenue from two investments and accrues interest and dividends from those investments as earned. In the future the Company anticipates additional investments and plans to eventually own and manage operations directly. Upon obtaining revenues from those anticipated operations, the Company will apply the requirements of ASC 606 to those operations.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), which provides guidance for revenue recognition. ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets and supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, *Revenue Recognition-*

Construction-Type and Production-Type Contracts. ASU 2014-09's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today's guidance, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date* ("ASU 2015-14"), which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. As such, the updated standard will be effective for the Company in the first quarter of 2019. The Company may adopt the new standard under the full retrospective approach or the modified retrospective approach. The Company intends to apply the modified retrospective approach upon adoption in the first quarter of 2019. The new standard will not impact the Company's revenue. The new standard will not have a material impact on the timing or classification of the Company's cash flows as reported in the Consolidated Statement of Cash Flows and is not expected to have a significant impact on the Company's Consolidated Statement of Operations. The Company does not anticipate any adjustments as a result of implementing the new standard.

In February 2016, the FASB issued ASU 2016-02, as a comprehensive new lease standard that amends various aspects of existing guidance for leases and requires additional disclosures about leasing arrangements. It will require companies to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous guidance, ASC 840, Leases. ASU 2016-02 creates a new Topic, ASC 842, Leases. This new Topic retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease guidance. The ASU is effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years; earlier adoption is permitted. In the financial statements in which the ASU is first applied, leases shall be measured and recognized at the beginning of the earliest comparative period presented with an adjustment to equity. The Company does not currently have any leases and therefore there will be no impact to the financial statements.

In July 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"), which among other things, these amendments require the measurement of all expected credit losses of financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for periods beginning after December 15, 2019, and interim periods within those fiscal years. The Company is in the process of evaluating the impact of the pronouncement.

In June 2016, the FASB issued ASU 2016-13, which changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019 and early adoption is permitted for annual and interim periods beginning after December 15, 2018. The Company is currently evaluating the impact of adopting ASU 2016-13 on the Company's financial statements.

Note 4. Related Parties

Related parties are any entities or individuals that, through employment, ownership or other means, possess the ability to direct or cause the direction of the management and policies of the Company. We disclose related party transactions that are outside of normal compensatory agreements, such as salaries or board of director fees. We consider the following individuals/companies to be related parties:

- Craig Jonas, Chief Executive Officer
- Meg Masten, Chief Relationship Officer

The Company's CEO and director advanced the Company $87,916 to fund the Company's short-term needs. These advances do not have a stated interest rate or maturity.

Note 5. Commitments and Contingencies

Commitments

None.

Contingencies

The Company may from time to time be involved in various legal actions arising in the normal course of business. In the opinion of management, the Company's liability, if any, in these pending actions would not have a material adverse effect on the financial position of the Company. The Company's general and administrative expenses would include amounts incurred to resolve claims made against the Company.

The Company believes there is no litigation pending that could have, individually or in the aggregate, a material adverse effect on its results of operations or financial condition.

Note 6. Equity

Common Stock

The Company's has authorized 400,000 shares of Common Stock, with a par value of $0.001 per share, and has 400 shares issued and outstanding as of December 31, 2018.

During the period from May 30, 2018 (inception) to December 31, 2018, the Company had the following transactions related to its common stock including restricted stock awards:

Transaction Type	Quantity (Shares)	Valuation ($)	Range of Value per Share
Sale of restricted stock	384	$ 149,825	$ 390.17
Stock issued to related party for compensation	16	3,280	205.00
Total	400	$ 153,105	$ 205.00 to 390.17

The Company issued 384 shares of common stock for $149,825.

The Company issued 16 shares of the Company's common stock to the Company's founders. The total fair value of the stock awards granted to the founders was $3,280.

The fair value of the sale of stock-based compensation is based upon an independent valuation.

Series A Preferred Stock

The Company's has authorized 50,000 shares of Series A Preferred Stock, with a par value of $100 per share, and has 1,500 shares issued and outstanding as of December 31, 2018.

During the period May 30, 2018 (inception) to December 31, 2018, the Company had the following transactions related to its Series A preferred stock including restricted stock awards:

Transaction Type	Quantity (Shares)	Valuation ($)
Sale of restricted stock	1,500	$ 150,000
Total	1,500	$ 150,000
Reconciliation to Redeemable Series A preferred stock		
Accrued dividends		812
Redeemable Series A preferred stock		$ 150,812

The Company issued 1,500 shares of Series A preferred stock for $150,000. As of December 31, 2018, the Company was owed $50,000 for 500 of the shares.

, the total unrecognized expense for unvested restricted stock awards was $150,895.

The Series A Preferred Stock is included in the redeemable convertible preferred stock section of our consolidated balance sheets as the ownership interests are redeemable outside of the Company's control. The Series A Preferred Stock shall be convertible, at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Common Stock (subject, however, to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to either the Preferred Stock or the Common Stock).The "Liquidation Value" is calculated by taking the base conversion price of $100 and adjusting it for any stock splits, stock dividends, recapitalization, or similar transaction that effected the Series A Preferred Stock and adding all accrued, unpaid dividends on each share (whether declared or not). Series A Preferred Stock accumulates a return of 4.5%. As of December 31, 2018, the Company has accrued $3,368.

Series B Preferred Stock

The Company's has authorized 50,000 shares of Series B Preferred Stock, with a par value of $100 per share, and has no issued or outstanding shares.

The Series B Preferred Stock is included in the redeemable convertible preferred stock section of our consolidated balance sheets as the ownership interests are redeemable outside of the Company's control. The Series A Preferred Stock shall be convertible, at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Common Stock (subject, however, to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to either the Preferred Stock or the Common Stock). Series B Preferred Stock accumulates a return of 3%.

Note 7. Stock-Based Compensation

Restricted Stock Awards Issued to Founders

In June 2018, the Company issued each of the two founders of the Company eight shares each of restricted stock with a grant date value of $1,640, each based upon an independent valuation of the common stock on the date of issuance. These shares of restricted stock vested in full on the date of the grant.

Note 8. Net Loss per Share

Basic net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock outstanding during each period. There was no dilutive effect for the outstanding potentially dilutive securities for the period May 30, 2018 (inception) to December 31, 2018 as the Company reported a net loss. There were no potentially dilutive securities.

The following table sets forth the computation of the Company's basic and diluted net loss per share for the period presented:

		For the Period May 30, 2018 (Inception) to December 31, 2018
Net loss	$	(299,818)
Weighted average common shares used in Computing net loss per share, basic and diluted		392
Net loss per share, basic and diluted	$	(765)

Diluted net income per share is computed by dividing net income for the period by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. The Company uses the treasury stock method to determine whether there is a dilutive effect of outstanding potentially dilutive securities, and the if-converted method to assess the dilutive effect of the convertible notes.

There was no dilutive effect for the outstanding awards for the period May 30, 2018 (inception) to December 31, 2018, as the Company reported a net loss for all periods.

Note 9. Income Taxes

As of December 31, 2018, the Company has a Federal and State net operating loss carry-forward of $155,798 available to offset future taxable income. The 2018 tax year is open for IRS tax review. These net operating loss carry-forwards have an expiration date starting in 2037.

Income taxes are provided for the tax effects of transactions reported in the Condensed Financial Statements and consist of taxes currently due. Deferred taxes relate to differences between the basis of assets and liabilities for financial and income tax reporting which will be either taxable or deductible when the assets or liabilities are recovered or settled. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on consideration of these items, management has established a full valuation allowance as it is more likely than not that the tax benefits will not be realized as of December 31, 2018.

The valuation allowance as of December 31, 2018 was $155,798. The net change in valuation allowance for the period May 30, 2018 (inception) to December 31, 2018 was a decrease of $155,798. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent

upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on consideration of these items, management has determined that enough uncertainty exists relative to the realization of the deferred income tax asset balances to warrant the application of a full valuation allowance as of December 31, 2018.

The effects of temporary differences that gave rise to significant portions of deferred tax assets as of December 31, 2018:

Deferred tax assets:	
Net operating loss carryforwards	$ 155,798
Gross deferred tax assets	155,798
Valuation allowance	(155,798)
Net deferred tax assets	—
Deferred tax liability	
Stock-based compensation	—
Intangibles	—
Gross deferred tax liabilities	—
Net deferred tax assets	$ —

The Company has not incurred any taxes and a result has not recorded a tax expense. The reconciliation of income tax computed at the federal and state statutory rates to income tax expense is as follows:

Federal statutory rate	21%
State statutory rate	5%
Net operating loss	(26%)
	0%

Note 10. Subsequent Events

GAAP requires an entity to disclose events that occur after the balance sheet date but before financial statements are issued or are available to be issued ("subsequent events") as well as the date through which an entity has evaluated subsequent events. There are two types of subsequent events. The first type consists of events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, ("recognized subsequent events"). The second type consists of events that provide evidence about conditions that did not exist at the date of the balance sheet but arose subsequent to that date ("non-recognized subsequent events").

Recognized Subsequent Events

None.

Unrecognized Subsequent Events

Investment in Debt Security

On February 28, 2019, the Company purchased a debt security from a privately-held company in the form of a convertible promissory note (the "Note") for $250,000. The Note is convertible into shares of preferred stock of the issuer in the event of a Qualified Financing (as defined in the Note), earns interest at a rate of 4% per annum and has a maturity date of December 31, 2019. The Company's investment in the Note is measured at fair value and the change in fair value, if any, is reported in net income in the period the change occurs.

Investment in Equity Security

On March 4, 2019, the Company agreed to purchase 122,250 shares of preferred stock from a privately-held company (the "issuer") at an aggregate purchase price of $1,500,000. Purchases of the preferred stock are to be made on certain milestone dates through September 30, 2020. As of June 30, 2019, the Company had purchased 1,630 shares of preferred stock at an aggregate purchase price of $20,000.

Investment in CoPeace Finance, LLC

On July 1, 2019, the Company purchased CoPeace Finance, LLC in exchange for $100 in consideration.

Sale of Series A preferred stock

Subsequent to the end of the year, from January through June 2019, the Company issued 3,860 shares of Series A preferred stock for $386,000. Subsequent to the end of the year, the Company collected $50,000 from the subscription receivable.